December 15th, 2016

Via EDGAR

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Long:

Re: Genesys Industries, Inc. (the “Company”)

Amendment No. 3 to Registration Statement on Form S-1
Filed November 29, 2016

File No. 333-213387

I am President and C.E.O. of the Company and write this letter on behalf of the Company. Your comment is reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

Summary Financial Information, page 9

1.	The header to your table indicates that you have presented income statement data for the period from June 21, 2010 (date of inception) to September 30, 2011. In order to present financial information for the most recent annual and interim periods, please correct the header to indicate that the statement of operations data is for the year ended June 30, 2016 and present the appropriate amounts for that period for the respective financial statement line items.

RESPONSE: We have made the revisions requested.

Plan of Operations, page 44

2.	We note your response to comment 7 in our letter dated November 10, 2016 that you revised your disclosure. However, it does not appear that any revisions were made. We re-issue our comment. Please revise this section to include a more detailed plan of operations for the next 12 months and through the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including capital expenditures and any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation. Your revisions should also clarify the priority in which you will seek to accomplish each step. In addition, please address your plans if only a nominal amount of funds are raised in the offering.

RESPONSE: We have made the revisions requested, specifically per your request we have expanded on our detailed plans by time period. We have discussed specifics for each stage of the lifecycle and provided clarity to which stage has priority and preference. Below all the stages we provided additional disclosure as well.

Item 15. Recent Sales of Unregistered Securities, page 50

3.	We note your response to comment 5 in our letter dated November 10, 2016. Please revise your disclosure to provide the information required by Item 701 of Regulation S-K for the 10,000 shares of common stock issued to Ms. Vibhakar.

RESPONSE: We have revised the disclosure per your request.

Financial Statements for the Period Ended September 30, 2016

Condensed Statements of Operations, page F-14

4.	Please revise the presentation of basic and diluted loss per common share on the face of your statements of operations to indicate that basic and diluted loss per common share were $0.00 and $(0.02) for the three months ended September 30, 2016 and 2015, respectively.

RESPONSE: We have made this revision to this section per your request.

Subsequent Events, page F-18

5.	Please revise your disclosure to disclose the date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1. Your current disclosures imply your balance sheet is dated November 28, 2016 which is not accurate and does not satisfy the requirements of ASC 855-10-50-1.

RESPONSE: We have revised the dates and disclosures in this section per your request.

We hope that our letter has fully addressed each of the Staff’s comments. If you have any questions regarding our responses, please do not hesitate to contact me.

Yours very truly,

Genesys Industries, Inc.

Per: /s/ Shefali Vibhakar

Shefali Vibhakar

President & C.E.O.

cc: Faiyaz Dean

Dean Law Corp.